INVESTMENT MANAGERS SERIES TRUST II
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

November 7, 2017

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II – File Nos. 333-191476 and 811-22894 (the “Registrant”) on behalf of the Raise Core Tactical Fund (formerly, Kaizen Hedged Premium Spreads Fund).

Ladies and Gentlemen:

This letter is in response to the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on October 13, 2017, regarding Post-Effective Amendment No. 129 to the Registrant’s registration statement filed on Form N-1A with respect to the Raise Core Tactical Fund (formerly, the Kaizen Hedged Premium Spreads Fund) (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Form N-1A registration statement (the “Amendment”) that will be filed separately.

PROSPECTUS

Summary Section

General

1.	Please disclose what the term “Raise” means and whether this is part of the Fund’s strategies. If so, please add disclosure under the Fund’s principal investment strategies.

Response: The use of the term “Raise” in the Fund’s name comes from Brookstone Capital Management LLC’s (“Brookstone”) RAISE™ investment process, which Kaizen Advisory, LLC (the “Advisor”), the Fund’s investment advisor, intends to follow in managing the Fund’s assets. RAISE™ stands for Risk Appropriate Investment Strategy Evaluation and is designed to seek to generate risk-appropriate returns and limit the effect of significant market downturns. The Advisor and Brookstone are controlled by Dean Zayed. The Registrant has revised the name of the Fund to be “RAISE™ Core Tactical Fund” to reflect the use of the trademarked term. The Registrant has added the following sentence to the first paragraph:

The Fund’s advisor utilizes the RAISE™ (Risk Appropriate Investment Strategy Evaluation) investment process which is designed to seek to generate risk-appropriate returns and limit the effect of significant market downturns.

Fees and Expenses of the Fund

2.
Footnote #2 to the Fees and Expenses table states “[t]he expense information in the table has been restated to reflect the current contractual management fees and expense limitation, both effective April 1, 2016.” Please move the footnote reference up to the management fee line item rather than with other expenses.

Response: The Registrant has moved Footnote #2 to the management fee line item in the Fees and Expenses table as requested.

3.
The second sentence in Footnote #3 states “[t]his agreement is in effect until April 30, 2018 and it may be terminated before that date only by the Trust’s Board of Trustees.” In order to show the fee waiver in the Fees and Expenses table, the date of the waiver must be no less than one year from the effective date of the Fund’s registration statement. Please remove the line item from the Fees and Expenses table.

Response: The Registrant confirms the date of the waiver will be no less than one year from the effective date of the Fund’s registration statement. The sentence has been revised as follows:

This agreement is in effect until ~~April 30~~November 30, 2018 and it may be terminated before that date only by the Trust’s Board of Trustees.

4.
Footnote #3 to the Fees and Expenses table provides that the Fund’s advisor “is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment.” The recapture of fees should be made within three years of the date of the waiver or payment. If the recoupment period is in excess of three years, consider whether the Fund should record a liability for the repayment of waived fees or expense payments to the advisor. Please revise the sentence to indicate such recapture will be made within three years of such waiver or payment, or provide an analysis as to why three full fiscal years is appropriate.

Response: The Registrant has considered various factors in its assessment of criteria in FASB ASC 450-20-25-2, and has concluded that recoupment of previously waived fees within three full fiscal years is appropriate. A fund is obligated to repay the advisor for expenses incurred previously only if, during a defined period, the fund can reduce its expense ratio to a low enough level to permit repayment, and the fund maintains that ratio at a sufficiently low level thereafter. While the Fund’s expense recoupment period is based on three full fiscal years after the date of the waiver or payment of expense reimbursements, the Registrant believes that the slightly longer period that could potentially occur (than three years after the date of the waiver or payment) has little bearing on the Fund’s ability to attract assets at a sufficient size to operate at a reduced expense ratio low enough to permit repayment. Even if the Fund were to achieve such an asset level, there is no certainty that an open-end fund will be able to maintain those assets for the duration of the recoupment period due to factors outside of the control of the Fund, such as significant redemption of shares by investors at any time and/or market depreciation. Therefore, the Registrant does not believe it meets the “probable” criteria for the accrual of a liability pursuant to FASB ASC 450-20-25-2. The Registrant will present its assessment of FASB 450-20-25-2 to its independent registered public accountant.

The Registrant appreciates the SEC staff’s reasons for the three-year preference because of the normal changes in shareholders over time and the desire to have a higher likelihood that shareholders who benefitted from the waiver would also be the ones who incur the recoupment if it occurs. However, the Registrant believes that the slightly longer period that potentially could occur should not materially affect that principle because a full fiscal year is a better way to track expenses for recoupment purposes, as an interim date is somewhat arbitrary because expense accruals embody estimates throughout the year.

Principal Investment Strategies

5.
Please clarify the disclosure to indicate what is meant by “core” as it appears the Fund is a tactical allocation fund which can invest in all equities, all treasuries and cash or in some combination of both.

Response: A common investment strategy among funds that utilize a “core” style is to primarily own an investment that tracks or otherwise provides exposure to the performance of large cap core equities, such as an index fund. The Fund’s investment strategy is to invest in the U.S. large cap core equity market during sustained market rallies and to invest in U.S. treasury securities and cash for downside protection during weak equity market conditions. With respect to its U.S. large cap core equity market allocation, the Fund will invest in common stocks of companies included in the S&P 500 Index as well as exchange-traded funds that are designed to track large cap core equity indexes.

The Registrant has revised the first sentence of the third paragraph as follows:

For the U.S. equity market allocation, the Fund will invest in common stocks of companies included in the S&P 500 Index as well as ~~generally use~~ ETFs that are designed to track large cap core equity indexes~~, as well as common stock of companies included in such indexes~~.

6.
The first sentence of the second paragraph states “[t]he Fund will invest in a variety of investments that provide exposure to the U.S. equity markets and U.S. treasury securities, including exchange-traded funds (“ETFs”), equity securities (such as common stock) and U.S. government securities.” Please consider whether an acquired fund fees and expenses line item needs to be added to the Fund’s Fees and Expenses table.

Response: At the outset, the Fund expects its investments to be in common stock of companies and that its acquired fund fees and expenses will be less than 0.01%, and has therefore included such fees and expenses under the subcaption “Other Expenses” in the Fees and Expenses table.

Principal Risks of Investing

7.	Item 4(b) of Form N-1A requires a fund to disclose that loss of money is a risk of investing in the Fund. Please add this disclosure to the first paragraph.

Response: The Registrant has modified the first sentence as follows:

Risk is inherent in all investing and you could lose money by investing in the Fund.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies

8.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

9.
Based on IM Guidance Update 2014-08, since the disclosure under “Principal Investment Strategies” in the Summary Section is identical to the Form N-1A Item 9 disclosure under “More About the Fund’s Investment Objective, Principal Investment Strategies and Risks – Principal Investment Strategies,” please review the Summary Section disclosure and determine whether this disclosure can be summarized.

Response: The Registrant has summarized the disclosure within the Summary Section as suggested.

Principal Risks of Investing

10.
The third sentence under “Interest rate risk” states “[f]or example, the approximate percentage change in the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates.” Since the Fund can invest in securities of any duration, consider whether the Fund should show an example with a higher duration. Also, confirm whether the “Example” reflects the Fund’s expected holdings.

Response: The Registrant has modified the sentence as follows:

For example, the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates, the price of a security with a ten-year duration would be expected to drop by approximately 10% in response to a 1% increase in interest rates, and the price of a security with a 20-year duration would be expected to drop by approximately 20% in response to a 1% increase in interest rates.

The Registrant confirms the Example reflects the expected holdings of the Fund.

11.	Please add an “Interest Rate Risk” factor to the Summary Section.

Response: The Registrant notes that an “Interest Rate Risk” factor was previously included in the Summary Section.

MANAGEMENT OF THE FUND

The Advisor

12.
The second and third sentences in the second paragraph state “[p]rior to [ ], 2017, the Fund’s investment strategy changed. Previously, the Fund invested in credit spreads by simultaneously purchasing and writing (selling) put or call options on major equity indexes (e.g., the S&P 500® and the NASDQ 100 Index (NDX)). These sentences do not appear to be relevant to the Fund; therefore, please consider removing these sentences.

Response: The Registrant has removed the second and third sentences as suggested.

YOUR ACCOUNT WITH THE FUND

13.	Please confirm all sales loads are described in this Prospectus.

Response: The Registrant confirms all sales loads are disclosed the Prospectus.

Net Asset Value Purchases

14.	Please add a cross reference for investors to see Appendix A to the Prospectus to the fifth bullet point.

Response: The Registrant has revised the fifth bullet point as follows:

•
A broker-dealer or other financial institution that has entered into an agreement with the Distributor to offer Fund shares in self-directed investment brokerage accounts (please see Appendix A for a list of broker-dealers or financial institutions that have these arrangements).

APPENDIX A

15.
Please change the heading to make more clear to investors this pertains to the waivers described under “Net Asset Value Purchases” as well as the description in the paragraph to reflect the bullet point discussed in Comment #14 above.

Response: The Registrant has revised the heading and information under Appendix A as follows:

Waiver of Initial Sales Charge on Purchases of Class A Shares by Broker-Dealers and Certain Financial Institutions:

No initial sales charge is imposed on purchases of Class A shares by the following broker-dealers and financial institutions that (i) offer Fund shares in self-directed investment brokerage accounts, (ii) are compensated by clients on a fee-only basis, or (iii) have entered into an agreement with the Fund to offer Class A shares through no-load network or platforms as described in “Net Asset Value Purchases” beginning on page 15 of this Prospectus.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

The Trust and the Fund

16.
The first sentence in the third paragraph indicates the Fund is a non-diversified fund. Please add disclosure that the Fund is non-diversified in the Summary Section and in the Item 9 disclosure and also add a non-diversified risk factor.

Response: The Registrant has revised the SAI disclosure to indicate that the Fund is diversified, rather than non-diversified.

Principal Investment Strategies, Policies and Risks

17.
The principal investment strategies in the SAI include inverse exchange-traded funds (“ETFs”), which are not listed as principal investments in the Fund’s Prospectus. Please confirm whether this is a principal investment strategy and if so, add appropriate disclosure to the Fund’s Prospectus.

Response: The Registrant confirms that investing in inverse ETFs is not a principal investment strategy of the Fund and has therefore moved this disclosure to “Other Investment Strategies, Policies and Risks.”

18.
Please add to the disclosure under inverse ETFs that inverse ETFs are designed to achieve their investment objective on a daily basis and do not perform necessarily as expected over periods longer than a day. Also, please add to the disclosure that even when markets are going down, it does necessary indicate an inverse ETF is going up.

Response: The Registrant has added the disclosure as requested.

19.
The principal investment strategies in the SAI include exchange traded notes, which are not listed as principal investments in the Fund’s Prospectus. Please confirm whether this is a principal investment strategy and if so, add appropriate disclosure to the Fund’s Prospectus.

Response: The Registrant confirms that investment in exchange traded notes is not a principal investment strategy of the Fund and has therefore moved this disclosure to “Other Investment Strategies, Policies and Risks.”

20.
Please add to the table under “Other Accounts Managed by the Portfolio Managers” the number of accounts and the total assets in the accounts with respect to which the advisory fee is based on performance of the account in accordance with Item 20(a)(3) of Form N-1A.

Response: The Registrant has added the disclosure as requested.

* * * * *

Please contact Diane Drake (626-385-5777) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ DIANE J. DRAKE
Diane J. Drake
Secretary